Item 77H - Change in control of registrant
Credit Suisse Trust - U.S. Equity Flex I Portfolio

As of December 31, 2008, Nationwide Life Insurance Company
 ("Shareholder") owned less than 25% of the Fund. As of June 30, 2009, Shareholder owned 3,027,759.503 shares of the
 Fund, which represented 25.26 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.